
08045039



clarity

1 demand side management

2 quadruple our wind power

3 grow mid-stream business

4 add baseload generation

5 expand transmission

Contents

Clarity drives pov

Clarity is not a line item

is a valuable asset. Our vision and strategy are clear, centered on four priority areas: **leadership** through innovation, high performance and involvement in public policy, committed to shaping our own destiny; **balance** in our business mix and approach to growth, building strength and stability; **direction** as we work, always moving forward to develop and expand; and **focus** on serving the needs of our customers, shareowners, employees and communities.



A clear leader

Energy has always been our business. The last 106 years have brought countless changes and lessons learned, and today we continue to blend our experience with an eye to the future. As always, we press forward with specific plans to meet growing demand with additional supply, keeping the cost for customers as low as we can while also protecting the environment we all share. At the same time, we're helping our customers conserve energy and preparing for new technologies to make our systems more reliable and efficient.


Enogex



A clear balance

We have well-positioned assets and successful operations in electricity and natural gas. And while we're proud of our strong track record of business performance, we will not rest as we clearly see opportunities for continued improvement. We're expanding our midstream pipeline business to benefit from our nation's increasing consumption and production of natural gas. In our utility business, we're investing in reliability and planning new transmission lines to serve a growing regional market and link rural wind farms with cities hungry for renewable energy.





A clear direction

To be a recognized energy leader in our region, we work from a strategic plan that guides our thinking, planning and action. Our strategy has specific components to produce strong customer relationships, sustainable growth, competitive advantages, improved capabilities, solid finances and adaptability to change. We bring a mix of innovation and experience to an increasingly complex and competitive marketplace, with a strategy designed to maintain our fundamental direction while also elevating and accelerating our focus forward.





A clear focus

Our focus is always on the people who count on us to do our work and do it well. For our customers, we must go beyond "satisfaction" to develop and deliver valuable solutions. For our investors, it must be more than merely profitable results, but superior returns earned with the highest integrity. In our effort to achieve these goals, we will encourage a safe, rewarding work environment with opportunities for our employees to grow and succeed. And in the communities we serve – where our families live – we're working to promote good health and growing prosperity.

What we said; what we did



At OGE Energy, we're known for doing what we say we will do. In a marketplace of mounting competition and increasing complexity, such clarity is a valuable asset.

More Power **The economy runs on electricity, and the time is now for us to expand our capacity to generate and deliver it.**
– 2006 Annual Report, page 12

Buying and Building OG&E agreed to acquire a 51 percent stake in the natural gas-fueled Redbud power plant; started work to increase wind power capacity from 170 to 770 megawatts; and initiated a series of expansions to the electric transmission grid.

Higher Dividends **We have increased our annual dividend to $1.36 per share, but we don't want to stop there.**
– 2006 Annual Report, page 11

Continued Growth OGE Energy increased the dividend again, this time to $1.39 per share, reflecting the Board of Directors' confidence in the company's continued growth through an ongoing program of major infrastructure investments.

Disaster Recovery **When it comes to emergency response and disaster recovery, the word is out: ask OG&E to come early and hope they can stay late.**
– 2005 Annual Report, page 12

Mutual Assistance OG&E helped restore power for five different utilities following disastrous weather events in Texas, Missouri and Iowa, earning a sixth Edison Electric Institute award. In turn, many of the same utilities sent help to OG&E after major ice storms in 2007.

Business Opportunities **In this market of high prices for natural gas and related commodities, Enogex has a wide variety of business opportunities.**
– 2005 Annual Report, page 9

System Expansion Enogex invested $41 million in system expansion projects in 2006 and $133 million in 2007. With still more opportunities ahead, the capital budget for pipeline infrastructure expansion is nearly $270 million in 2008.

Customer Satisfaction **Always competing for higher customer satisfaction, we pride ourselves on our attention to detail.**
– 2006 Annual Report, page 6

Number 1 Ranking OG&E ranked highest in overall residential customer satisfaction in J.D. Power and Associates' 10-state Southern region, following a survey of electric customers on details including power quality and reliability, company image, price and value, billing and payment, and customer service.



Letter to shareowners



To Our Shareowners Again this year, we are pleased to report strong earnings and higher dividends. These hallmarks of achievement result from dedicated people executing a sound strategy, with clear focus on the job at hand.

Yet for members of the OGE Energy Corp. family, memories of 2007 are bittersweet. Amid our success, we lost our leader.

But our path was clear. Steve Moore left us with clarity of vision and certainty of direction. It is his legacy of integrity and leadership that we proudly carry on today.

We are determined to further solidify our position as a leader in energy infrastructure, creating more value for customers and improving our business performance. We're working from a specific set of plans to grow our business and make your investment in OGE more valuable.

Major initiatives under way now include energy conservation and demand-side management, a quadrupling of our wind power production over the next five years, growth in our midstream natural gas pipeline business through capital investment, acquisition of additional baseload electric generation and expansion of our regional high-voltage transmission grid.

Business Performance In 2007 we earned $2.64 per diluted share. This is clear bottom-line affirmation of our ability to capture value from robust business conditions in our region, through both our regulated electric utility and midstream natural gas pipeline.

Enogex set a new record for earnings, and has embarked on a significant program of growth through capital investment in the infrastructure required to capture even more value in the natural gas industry. OG&E posted higher earnings as well, without the benefit of a hot summer, and likewise is preparing for growth to meet rising consumer demand.

We also increased our annual dividend. Now at $1.39 per share, up from $1.33 two years ago, the dividend reflects our Board of Directors' confidence in our plans and prospects for continued growth. Consistent growth in earnings and dividends remain among our core corporate objectives.

Supply Meets Demand One thing is clear: consumer demand for energy is on the rise. And in our part of the country, the number of consumers is increasing as well. We have a duty to serve, and that means we must increase our capacity to generate, transmit and deliver the energy our customers require.

On questions of public policy, for many the top priority is the environment. Others are primarily concerned with cost. Everyone seems to see reliable service as a given. It's our job to balance them all.

Rising demand presents exciting growth opportunities for our company and its 3,200 employees. OG&E and Enogex together are expected to invest more than $3 billion during the next five years in capital projects – aging infrastructure replacements, reliability improvements, environmental upgrades and system expansions that stand to increase our total assets from $5 billion today to more than $8 billion in 2012.

We will draw on a history of operational excellence and a renewed spirit of innovation to plan, design and build the projects. We will collaborate faithfully to secure the regulatory approvals and financial recoveries needed to make it all work for investors and customers alike. We must control costs to minimize the impact on customers, and make sure we have a workforce ready to operate our systems for years to come.

In addition, there are 600 megawatts of wind energy we plan to add to our system and hundreds of miles of transmission lines that could unlock the potential for much more wind power in our region. These projects are under active development.

The Case for Redbud We also have a pending agreement to acquire additional baseload electric generation. It won't come from Red Rock, the coal plant we proposed to build last year as the best option for our customers over the long term. Our new option is a relatively new natural gas-fired facility. We have entered into an agreement to acquire a 51 percent stake in the Redbud power plant, our share of which would be about $435 million.

Before we complete the acquisition, we seek regulatory pre-approval to recover the cost of the plant. The benefits are many – lower cost than new construction, good location near our largest customer base and capacity for future demand growth. It is a modern, efficient plant and could provide significant near-term savings for customers. We are concerned about over-reliance on natural gas, but it has become clear that coal is not an option for us at this time.

A Smarter Approach We know we will need more capacity to serve our growing communities, but we also know more can be done to conserve. Existing demand-side management programs save our customers more than 100 megawatts, and we expect more savings through a variety of new programs ranging from education and weatherization to commercial lighting and motor replacement.

We're also promoting the use of compact fluorescent light bulbs, a quick and easy way to reduce energy consumption. For the longer term, we are studying a number of new and



Steven E. Moore **Even after his passing, we found encouragement in a note he left:**

A strong work ethic and a commitment to excellence can overcome any challenge, and provide a powerful sense of worth.

It was probably intended for an address to our employees or a presentation to our management team. Certainly, Steve could make such a pronouncement with authority.

His work ethic and commitment to excellence were well known. He waged his eight-year battle against cancer with courage and grace, overcoming one challenge after another. He conducted his 11-year term as our chairman the same way.

He left his company with clear direction. And as we carry on, we remember quite clearly the fine example he left for his many friends to follow.

different ways to apply the power of information technology to energy conservation. You can expect to hear more about so-called "smart grid" tools and techniques that will put our company and our customers in the energy-saving business together.

On the production side, we hope new technology will someday enable our power plants to capture carbon dioxide before it is released into the air. We intend to study this with a goal of making it happen as soon as it is practical.

Clear Leadership In our business, practically everything we do is a matter of public policy. Moving overhead lines underground, building or buying power plants, substations, wind turbines and power lines all are subject to permitting and cost-recovery approvals in the public square.

OGE has a 106-year record of successfully navigating the public policy landscape. As we proceed, we bring our extensive experience and technical expertise. We also bring trust, built over time through productive relationships. And we bring integrity – the hard-earned, good reputation that marks a leader.

Now is the Time for Growth Our mix of assets and operations, situated in this time and place of economic prosperity, is serving us well. Our nation has large energy infrastructure needs, and we have successfully positioned our company for the major phases of growth to come. We will invest in both our electric utility and natural gas pipeline businesses, focused as always on core strengths where we have well-established competitive advantages.

Our midstream pipeline is well positioned for growth, geographically, operationally and financially. As we execute on our system expansion plan, we remain committed to an initial public offering under a master limited partnership structure when conditions in the financial markets permit.

When we talk about clarity, we're saying our customers are sending us clear signals that we must grow to meet their demand and we are poised to act. As we plan our next steps, we have a clear vision of where we are going, and clear direction on how we can arrive there safely. And our time is now.

Peter B. Delaney
Chairman, President and Chief Executive Officer

This is OGE

Electric Utility and Natural Gas Pipeline



☐ OG&E service area ❋ Wind power facilities ● Natural gas processing
■ Enogex pipeline ■ Power plant ▲ Natural gas storage

OGE Energy Corp. (NYSE: OGE) with headquarters in Oklahoma City, is the parent company of Oklahoma Gas and Electric Company (OG&E), a regulated electric utility, and Enogex Inc., a natural gas pipeline business. OGE Energy and its subsidiaries have 3,200 employees.

Oklahoma Gas and Electric Company serves more than 762,000 retail customers in Oklahoma and western Arkansas, and a number of wholesale customers throughout the region. OG&E, with about 6,200 megawatts of capacity, generates electricity from low-sulfur Wyoming coal, natural gas and wind. OG&E's electric transmission and distribution systems span 30,000 square miles.

Enogex operates a pipeline system engaged in natural gas gathering, processing, transportation, storage and marketing. The system includes about 7,900 miles of pipe, seven natural gas processing plants and 23 billion cubic feet of natural gas storage capacity.

2007 Highlights
Dollars in millions unless noted



$1,200
$900
$600
$300
07: 1,162.9
06: 1,103.1
05: 969.2
04: 924.9
03: 915.8
Gross Margin on Revenues
$500
$375
$250
$125
07: 455.3
06: 432.7
05: 322.4
04: 294.5
03: 297.9
Operating Income
$600
$450
$300
$150
07: 557.7
06: 486.6
05: 297.2
04: 428.6
03: 180.8
Total Capital Expenditures
$300
$225
$150
$75
07: 244.2
06: 226.1
05: 161.2
04: 141.9
03: 130.5
Net Income[1]
$100
$75
$50
$25
07: 51.5
06: 54.3
05: 75.1
04: 83.1
03: 83.6
Dividend Payout Ratio[1,2]

[1] From continuing operations
[2] Percent

Financial performance

	2006	2005	2004	2003
Diluted earnings per share	$ 2.84	$ 2.32	$ 1.73	$ 1.58
Diluted earnings per share from continuing operations	$ 2.45	$ 1.77	$ 1.60	$ 1.59
Dividends paid per share	$ 1.33	$ 1.33	$ 1.33	$ 1.33
Price range	$40.58 – 26.34	$30.60 – 24.41	$26.95 – 22.85	$24.34 – 15.99
Price/earnings ratio – year end	13.9	11.4	15.2	15.2
Return on equity – average	17.9%	16.0%	12.4%	12.2%
Diluted average common shares outstanding	92.1	90.8	88.5	82.1

	2006	2005	2004	2003
Operating revenues	$1,746	$1,721	$1,578	$1,517
Gross margin on revenues	$ 796	$ 727	$ 664	$ 680
Operating income	$ 294	$ 232	$ 192	$ 216
Net income	$ 149	$ 130	$ 108	$ 115
Diluted earnings per share	$ 1.62	$ 1.43	$ 1.22	$ 1.41
Return on equity – average	12.8%	12.0%	11.0%	12.7%
Total electricity sales	26.4	26.1	24.8	25.1

	2006	2005	2004	2003
Operating revenues	$2,368	$4,332	$3,380	$2,306
Gross margin on revenues	$ 307	$ 242	$ 262	$ 236
Operating income	$ 139	$ 90	$ 103	$ 82
Net income	$ 114	$ 90	$ 61	$ 27
Diluted earnings per share	$ 1.23	$ 0.99	$ 0.69	$ 0.33
Return on equity – average	26.2%	18.5%	12.9%	6.1%
Pipeline throughput	526	478	449	478

Management's discussion and analysis

To Our Shareowners The Finance and Accounting professionals at OGE Energy Corp. work each day with a common vision: Conservative Financial Practices, Consistently Applied. This approach has served us well and, with this annual report, we renew our commitment to clear and complete financial reporting. The pages that follow are a summary of Management's Discussion and Analysis that will accompany this report as a separate document, Appendix A to OGE Energy Corp.'s 2008 Proxy Statement. This format should serve investors who require all the details and those who prefer highlights and summaries. As always, should you have any questions, please don't hesitate to contact us.



James R. Hatfield
Senior Vice President and Chief Financial Officer

Forward-Looking Statements Except for the historical statements contained herein, the matters discussed in the following discussion and analysis, including the discussion in "2008 Outlook," are forward-looking statements that are subject to certain risks, uncertainties and assumptions. Such forward-looking statements are intended to be identified in this document by the words "anticipate", "believe", "estimate", "expect", "intend", "objective", "plan", "possible", "potential", "project" and similar expressions. Actual results may vary materially.

Management's Discussion and Analysis The Company is an energy and energy services provider offering physical delivery and related services for both electricity and natural gas primarily in the south central United States. The Company conducts these activities through four business segments: (i) electric utility, (ii) natural gas transportation and storage, (iii) natural gas gathering and processing and (iv) natural gas marketing.

The electric utility segment generates, transmits, distributes and sells electric energy in Oklahoma and western Arkansas. Its operations are conducted through OG&E and are subject to regulation by the Oklahoma Corporation Commission ("OCC"), the Arkansas Public Service Commission and the Federal Energy Regulatory Commission.

Enogex Inc. and its subsidiaries ("Enogex") are a provider of integrated natural gas midstream services. Enogex is engaged in the business of gathering, processing, transporting and storing natural gas. The vast majority of Enogex's natural gas gathering, processing, transportation and storage assets are strategically located primarily in the Arkoma and Anadarko basins of Oklahoma and the Texas Panhandle. Enogex's ongoing operations are organized into two business segments: (1) natural gas transportation and storage; and (2) natural gas gathering and processing.

Historically, Enogex had also engaged in natural gas marketing through its subsidiary, OGE Energy Resources, Inc. ("OERI"). In connection with the proposed initial public offering of common units of OGE Enogex Partners L.P., a Delaware limited partnership (the "Partnership"), on January 1, 2008, Enogex distributed the stock of OERI to OGE Energy.

In May 2007, the Company formed the Partnership as part of its strategy to further develop Enogex's natural gas midstream assets and operations. The Partnership has filed a registration statement with the Securities and Exchange Commission for a proposed initial public offering of its common units, representing limited partner interests in the Partnership (the "Offering"). At the date of this annual report, the registration statement relating to the Offering is not effective.

The Company's vision is to fulfill its critical role in the nation's electric utility and natural gas midstream pipeline infrastructure and meet individual customers' needs for energy and related services in a safe, reliable and efficient manner. The Company intends to execute its vision by focusing on its regulated electric utility business and unregulated midstream gas business. The Company intends to maintain the majority of its assets in the regulated utility business complemented by its natural gas pipeline business. The Company's long-term financial goals include earnings growth of four to five percent on a weather-normalized basis, an annual total return in the top third of its peer group, dividend growth, maintenance of a dividend payout ratio consistent with its peer group and maintenance of strong credit ratings. The Company believes it can accomplish these financial goals by, among other things, pursuing multiple avenues to build its business, maintaining a diversified asset position, continuing to develop a wide range of skills to succeed with changes in its industries, providing products and services to customers efficiently, managing risks effectively and maintaining strong regulatory and legislative relationships.

OG&E has been focused on increased investment at the utility to improve reliability and meet load growth, replace infrastructure equipment, replace aging transmission and distribution systems, provide new products and services and deploy newer technology that improves operational, financial and environmental performance. As part of this plan, OG&E has taken, or has committed to take, the following actions:

- OG&E purchased a 77 percent interest in the 520 megawatt ("MW") natural gas-fired combined cycle NRG McClain Station in July 2004;
- OG&E entered into an agreement in February 2006 to engineer, procure and construct a wind generation energy system for a 120 MW wind farm ("Centennial") in northwestern Oklahoma. The wind farm was fully in service in January 2007;
- OG&E announced in early 2007 a six-year construction initiative that is estimated to include up to $2.4 billion in major projects designed to expand capacity, enhance reliability and improve environmental performance. OG&E's six-year construction initiative also includes strengthening and expanding the electric transmission, distribution and substation systems and replacing aging infrastructure;
- OG&E announced in October 2007 its goal to increase its wind power generation over the next four years from its current 170 MWs to 770 MWs, and as part of this plan, OG&E expects to issue a request for proposal in the first quarter of 2008;
- OG&E announced its desire to begin building a high-capacity transmission line from Oklahoma City, Oklahoma to Woodward, Oklahoma in early to mid-2008 and then eventually to extend the line from Woodward to Guymon, Oklahoma in the Oklahoma Panhandle that would be used by OG&E and others to deliver wind-generated power from western and northwestern Oklahoma to the rest of Oklahoma and other states;
- OG&E has also previously committed to the Southwest Power Pool ("SPP") to build the Oklahoma portion of the western half of the SPP "X-Plan" that includes transmission lines from Woodward to Tuco, Texas and from Woodward to Spearville, Kansas;
- OG&E entered into agreements in January 2008 to purchase a 51 percent ownership interest in the 1,230 MW Redbud power plant; and
- With the previously announced six-year construction initiative discussed above, and including the acquisition of the Redbud power plant, OG&E's 2008 to 2013 capital expenditures are expected to be approximately $3.0 billion.

The increase in wind power generation, the building of the transmission lines and the acquisition of the Redbud power plant are all subject to numerous regulatory and other approvals, including appropriate regulatory treatment from the OCC and, in the case of the transmission lines, the SPP. Other projects involve installing new emission-control and monitoring equipment at existing OG&E power plants to help meet OG&E's commitment to comply with current and future environmental requirements.

Results of operations from the transportation and storage business are determined primarily by the volumes of natural gas transported on Enogex's intrastate pipeline system, volumes of natural gas stored at Enogex's storage facilities and the level of fees charged to Enogex's customers for such services. Enogex generates a majority of its revenues and margins for its pipeline business under fee-based transportation contracts that are directly related to the volume of natural gas capacity reserved on its system. Results of operations from the gathering and processing business are determined primarily by the volumes of natural gas Enogex gathers and processes, its current contract portfolio and natural gas and natural gas liquids prices.

Enogex plans to continue to implement improvements to enhance long-term financial performance of its mid-continent assets through more efficient operations and effective commercial management of the assets, capturing growth opportunities through expansion projects and increased utilization of existing assets and strategic acquisitions. In addition, Enogex is seeking to diversify its gathering, processing and transportation businesses principally by expanding into other geographic areas that are complementary with the Company's strategic capabilities. Over the past several years, Enogex has initiated multiple organic growth projects. Currently, Enogex's organic growth capital expenditures are focused on three primary areas:

- upgrades to Enogex's existing transportation system due to increased volumes as a result of the broader shift of gas flow from the Rocky Mountains and the mid-continent to markets in the northeast and southeast United States;
- expansions on the east side of Enogex's gathering system, primarily in the Woodford Shale play in southeastern Oklahoma through the construction of new facilities and expansion of existing facilities and its interest in the joint venture, Atoka Midstream LLC; and
- expansions on the west side of Enogex's gathering system, primarily in the Granite Wash play and Atoka play in the Wheeler County, Texas area, which is located in the Texas Panhandle.

In addition to focusing on growing its earnings, Enogex has reduced its exposure to changes in commodity prices and minimized its exposure to keep-whole processing arrangements. Enogex's profitability increased significantly from 2003 to 2007 due to the performance improvement plan initiated in 2002 as well as an overall favorable business environment coupled with higher commodity prices. While the Company believes substantial progress has been achieved, additional opportunities remain. Enogex continues to review its work processes, evaluate the rationalization of assets, negotiate better terms for both new contracts and replacement contracts, manage costs and pursue opportunities for organic growth, all in an effort to further improve its cash flow and net income, while at the same time decreasing the volatility associated with commodity prices.

The Company's business strategy is to continue maintaining the diversified asset position of OG&E and Enogex so as to provide competitive energy products and services to customers primarily in the south central United States. The Company will continue to focus on those products and services with limited or manageable commodity exposure. Also, the Company believes that many of the risk management practices, commercial skills and market information available from OERI provide value to all of the Company's businesses.

Summary of Operating Results The Company reported net income of approximately $244.2 million, or $2.64 per diluted share, in 2007 as compared to approximately $262.1 million, or $2.84 per diluted share, in 2006. The decrease in net income of approximately $17.9 million, or $0.20 per diluted share, during 2007 as compared to 2006 was primarily due to:

- an increase in net income at OG&E of approximately $12.4 million, or $0.13 per diluted share of the Company's common stock, in 2007 as compared to 2006 primarily due to a higher gross margin, lower interest expense and lower income tax expense partially offset by higher depreciation expense;
- a decrease in net income at Enogex (including discontinued operations) of approximately $27.3 million, or $0.30 per diluted share of the Company's common stock, in 2007 as compared to 2006, of which $0.39 per diluted share was due to a reduction in earnings associated with discontinued operations. This decrease was partially offset by an increase of approximately $0.09 per diluted share associated with continuing operations primarily due to higher gross margins in each of Enogex's segments partially offset by higher operation and maintenance expenses, lower other income and higher income tax expense; and
- a net loss at OGE Energy of approximately $3.7 million, or $0.04 per diluted share of the Company's common stock, in 2007, as compared to a net loss of approximately $0.7 million, or $ 0.01 per diluted share, in 2006 primarily due to an income tax adjustment recorded in 2006.

Enogex's net income for 2007 was approximately $86.2 million, which included OERI's recorded losses of approximately $2.2 million resulting from recording natural gas storage inventory at the lower of cost or market value. The offsetting gains from the sale of withdrawals from inventory are expected to be realized during the first quarter of 2008.

2008 Outlook The Company's earnings guidance for 2008 is between $223 million and $242 million of net income or $2.40 to $2.60 per diluted share assuming approximately 93.1 million average diluted shares outstanding, cash flow from operations of between $483 million and $502 million and an effective tax rate of 33.5 percent.

(In millions, except per share data)	Dollars	Diluted EPS
OG&E	**$145 – $155**	**$1.56 – $1.66**
Enogex	**$83 – $91**	**$0.89 – $0.98**
Holding Company	**($5) – ($4)**	**($0.05) – ($0.04)**
Total	**$223 – $242**	**$2.40 – $2.60**

OG&E has significant seasonality in its earnings. OG&E typically shows minimal earnings or slight losses in the first and fourth quarters with a majority of earnings in the third quarter due to the seasonal nature of air conditioning demand. As shown above, the projected loss at the holding company is between $4 million and $5 million, or $0.04 to $0.05 per diluted share, primarily due to interest expense relating to long and short-term debt borrowings.

Dividend Policy The Company's dividend policy is reviewed by the Board of Directors at least annually and is based on numerous factors, including management's estimation of the long-term earnings power of its businesses. The target payout ratio for the Company is to pay out as dividends no more than 65 percent of its normalized earnings on an annual basis. The target payout ratio has been determined after consideration of numerous factors, including the largely retail composition of our shareholder base, our financial position, our growth targets, the composition of our assets and investment opportunities. At the Company's November 2007 Board meeting, management, after considering estimates of future earnings and numerous other factors, recommended to the Board of Directors an increase in the current quarterly dividend rate to $0.3475 per share from $0.34 per share effective with the Company's first quarter 2008 dividend.

Results of Operations In reviewing its consolidated operating results, the Company believes that it is appropriate to focus on operating income as reported in its Consolidated Statements of Income as operating income indicates the ongoing profitability of the Company excluding the cost of capital and income taxes. Operating income was approximately $455.3 million, $432.7 million and $322.4 million in 2007, 2006 and 2005, respectively.

OG&E's operating income decreased approximately $1.9 million, or 0.7 percent, in 2007 as compared to 2006 primarily due to higher depreciation expense, higher taxes other than income and higher operation and maintenance expenses partially offset by a higher gross margin. The gross margin increased primarily due to higher rates from the Centennial wind farm rider, security rider and Arkansas rate case, increased peak demand and related revenues by non-residential customers in OG&E's service territory and new customer growth in OG&E's service territory partially offset by cooler weather in OG&E's service territory and a price variance due to sales and customer mix.

Enogex's operating income increased approximately $24.7 million in 2007 as compared to 2006 primarily due to higher gross margins of approximately $7.1 million in Enogex's transportation and storage business primarily due to a reduction in the lower of cost or market adjustments related to natural gas inventories used to operate the pipeline in 2006, increased storage demand fees due to entering into new contracts in 2007 partially offset by an increased imbalance liability; higher gross margins of approximately $28.3 million in Enogex's gathering and processing business primarily due to an increase in keep-whole margins associated with its processing operations in 2007 primarily due to higher commodity spreads, reduced imbalance expense associated with its gathering operations and increased condensate margin associated with its processing operations due to higher prices in 2007; and higher gross margins of approximately $10.3 million in Enogex's marketing business primarily due to realized gains from physical activity on a transportation contract, a reduction in lower of cost or market adjustments related to natural gas held in storage in 2007 partially offset by lower gains on economic hedges of natural gas storage inventory and various transportation contracts. These changes in operating income were partially offset by higher operating expenses and higher depreciation expense.

Contingencies The Company has exposure to a number of contingencies which are fully discussed in Management's Discussion and Analysis and the Notes to Consolidated Financial Statements contained in Appendix A to OGE Energy Corp.'s 2008 Proxy Statement and 2007 Form 10-K.

Market Risk Market risks are, in most cases, risks that are actively traded in a marketplace and have been well studied in regards to quantification. Market risks include, but are not limited to, changes in commodity prices, commodity price volatilities and interest rates. The Company is exposed to commodity price and commodity price volatility risks in its operations. The Company's exposure to changes in interest rates relates primarily to short-term variable-rate debt, interest rate swap agreements, treasury lock agreements and commercial paper. The Company engages in price risk management activities for both trading and non-trading purposes.

Risk Committee and Oversight Management monitors market risks using a risk committee structure. The Risk Oversight Committee, which consists primarily of corporate officers, is responsible for the overall development, implementation and enforcement of strategies and policies for all risk management activities of the Company. This committee's emphasis is a holistic perspective of risk measurement and policies targeting the Company's overall financial performance. The Risk Oversight Committee is authorized by, and will report quarterly to, the Audit Committee of the Board of Directors.

The Unregulated Business Unit Risk Management Committee is comprised primarily of business unit leaders within Enogex. This committee's purpose is to develop and maintain risk policies for Enogex, to provide oversight and guidance for existing and prospective Enogex business activities and to provide governance regarding compliance with Enogex risk policies. This group is authorized by and will report to the Risk Oversight Committee.

The Company also has a Corporate Risk Management Department led by our Chief Risk Officer. This group, in conjunction with the aforementioned committees, is responsible for establishing and enforcing the Company's risk policies.

Consolidated financial statements

	2006	2005
Operating revenues	$4,005.6	$5,911.5
Cost of goods sold	2,902.5	4,942.3
Operating income	432.7	322.4
Net other income (expense)	9.9	(2.3)
Interest expense	96.0	90.3
Income tax expense	120.5	68.6
Income from continuing operations	226.1	161.2
Income from discounted operations, net of tax	36.0	49.8
Net income	$ 262.1	$ 211.0
Diluted earnings per average common share		
Income from continuing operations	$ 2.45	$ 1.77
Income from discontinued operations, net of tax	0.39	0.55
Income per average common share	$ 2.84	$ 2.32

	2006
Assets	
Total current assets	$ 660.5
Other property and investments, at cost	35.2
Net property, plant and equipment	3,867.5
Total deferred charges and other assets	335.2
Total assets	$4,898.4
Liabilities and Stockholders' Equity	
Total current liabilities	$ 669.4
Long-term debt	1,346.3
Total deferred credits and other liabilities	1,278.9
Total stockholders' equity	1,603.8
Total liabilities and stockholders' equity	$4,898.4

	2006	2005
Cash and cash equivalents at beginning of period	$ 26.4	$ 11.1
Cash provided from (used in) continuing operations		
Net cash provided from operating activities	569.5	437.9
Net cash used in investing activities	(483.5)	(291.3)
Net cash provided from (used in) financing activities	(137.4)	(234.6)
Net cash provided from discontinued operations	72.9	103.3
Cash and cash equivalents at end of period	$ 47.9	$ 26.4

Auditor's report

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
OGE Energy Corp.

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets and statements of capitalization of OGE Energy Corp. as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007 (not presented herein); and in our report dated February 26, 2008, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements on page 28 is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived. In 2006 the Company adopted Statement of Financial Accounting Standards No. 123 (Revised), "Share-Based Payment," and Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," and in 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," and Financial Accounting Standards Board Interpretation No. 39 (As Amended), "Offsetting of Amounts Related to Certain Contracts."


Ernst + Young LLP

Oklahoma City, Oklahoma,
February 26, 2008

Pete Delaney
Danny Harris
Jim Hatfield
Carla Brockman
Debbie Fleming
Scott Forbes
Gary Huneryager
Craig Jimenez
Craig Johnston
Reid Nuttall
Jerry Peace
Paul Renfrow
John Rhea



Jesse Langston
Howard Motley
Mel Perkins
John Wendling



Keith Mitchell
Trish Horn
Jean Leger
Tom Levescy
Steve Merrill
Ramiro Rangel



Leadership

Senior Management

Peter B. Delaney
Chairman, President and CEO
OGE Energy Corp.,
OG&E Electric Services
Chairman and CEO
Enogex Inc.

Danny P. Harris
Senior Vice President and
Chief Operating Officer,
OGE Energy Corp.,
OG&E Electric Services
President
Enogex Inc.

James R. Hatfield
Senior Vice President and
Chief Financial Officer
OGE Energy Corp.,
OG&E Electric Services

Carla D. Brockman
Vice President, Administration/
Corporate Secretary
OGE Energy Corp.,
OG&E Electric Services

Deborah S. Fleming
Treasurer, OGE Energy Corp.,
Vice President, Treasurer
OG&E Electric Services

Scott Forbes
Controller,
Chief Accounting Officer
OGE Energy Corp.,
OG&E Electric Services

Patricia D. Horn
Vice President,
General Counsel
Enogex Inc.

Gary D. Huneryager
Vice President, Internal Audits
OGE Energy Corp.,
OG&E Electric Services

Craig R. Jimenez
President,
OGE Energy Resources Inc.

S. Craig Johnston
Vice President, Strategic
Planning and Marketing
OGE Energy Corp.,
OG&E Electric Services

Jesse B. Langston
Vice President,
Utility Commercial Operations
OG&E Electric Services

Jean C. Leger Jr.
Vice President, Operations
Enogex Inc.

Thomas L. Levescy
Controller
Enogex Inc.

Stephen E. Merrill
Vice President and
Chief Financial Officer
Enogex Inc.

E. Keith Mitchell
Senior Vice President and
Chief Operating Officer,
Enogex Inc.

Howard W. Motley
Vice President, Regulatory Affairs
OG&E Electric Services

Reid V. Nuttall
Vice President, Enterprise
Information and Performance
OGE Energy Corp.,
OG&E Electric Services

Jerry A. Peace
Chief Risk Officer
OGE Energy Corp.,
OG&E Electric Services

Melvin H. Perkins, Jr.
Vice President, Power Delivery
OG&E Electric Services

Ramiro F. Rangel
Vice President,
Commercial Operations
Enogex Inc.

Paul L. Renfrow
Vice President, Public Affairs
OGE Energy Corp.,
OG&E Electric Services

John D. Rhea
Assistant Corporate Secretary
and Compliance Officer
OGE Energy Corp.,
OG&E Electric Services

John Wendling, Jr.
Vice President, Power Supply
OG&E Electric Services

Board of Directors

Peter B. Delaney
Chairman, President and CEO
OGE Energy Corp.,
OG&E Electric Services
Chairman and CEO
Enogex Inc.

Herbert H. Champlin[1,3]
President, Champlin
Exploration, Inc.
Enid, Oklahoma

Luke R. Corbett[3]
Former Chairman and
Chief Executive Officer,
Kerr-McGee Corporation
Oklahoma City

John D. Groendyke[2,3]
Chairman and
Chief Executive Officer,
Groendyke Transport, Inc.
Enid, Oklahoma

Kirk Humphreys[1,3]
Chairman, Oklahoma
District Council of the
Urban Land Institute
Oklahoma City

Robert Kelley[1,3]
President,
Kellco Investments Inc.
Ardmore, Oklahoma

Linda P. Lambert[1,2]
President,
LASSO Corporation
Oklahoma City

Robert O. Lorenz[1,2]
Retired Managing Partner,
Arthur Andersen
Oklahoma City

Leroy C. Richie[2,3]
Counsel,
Lewis & Munday, P.C.
Detroit, Michigan

Ronald H. White, M.D.[2,3]
President, Partner and Director,
Oklahoma Cardiovascular
Associates
Oklahoma City

J.D. Williams[2,3]
Retired Partner,
Williams & Jensen P.C.
Washington, DC

[1] Member of the audit committee
[2] Member of the nominating and corporate governance committee
[3] Member of the compensation committee

Red number indicates committee chairman

Historical performance

(in millions except per share data)	2007	2006	2005 [1]	2004 [1]	2003 [1]
Selected Financial Data					
Operating revenues	$ 3,797.6	$ 4,005.6	$ 5,911.5	$4,862.6	$3,757.4
Cost of goods sold	2,634.7	2,902.5	4,942.3	3,937.7	2,841.6
Gross margin on revenues	1,162.9	1,103.1	969.2	924.9	915.8
Other operating expenses	707.6	670.4	646.8	630.4	617.9
Operating income	455.3	432.7	322.4	294.5	297.9
Interest income	2.1	6.2	3.5	4.9	1.3
Allowance for equity funds used during construction	–	4.1	–	0.9	–
Other income (loss)	17.4	16.3	(0.3)	10.5	2.0
Other expense	23.7	16.7	5.5	4.7	7.6
Interest expense	90.2	96.0	90.3	90.8	92.3
Income tax expense	116.7	120.5	68.6	73.4	70.8
Income from continuing operations	244.2	226.1	161.2	141.9	130.5
Income from discontinued operations, net of tax	–	36.0	49.8	11.6	4.7
Cumulative effect of accounting change, net of tax	–	–	–	–	(5.4)
Net income	$ 244.2	$ 262.1	$ 211.0	$ 153.5	$ 129.8
Diluted earnings (loss) per average common share					
Income from continuing operations	$ 2.64	$ 2.45	$ 1.77	$ 1.60	$ 1.59
Income from discontinued operations, net of tax	$ –	$ 0.39	$ 0.55	$ 0.13	$ 0.06
Loss from cumulative effect of accounting change, net of tax	$ –	$ –	$ –	$ –	$ (0.07)
Income per average common share	$ 2.64	$ 2.84	$ 2.32	$ 1.73	$ 1.58
Long-term debt	$ 1,344.6	$ 1,346.3	$ 1,350.8	$1,424.1	$1,436.1
Total assets	$ 5,237.8	$ 4,898.4	$ 4,871.4	$4,787.1	$4,553.7
Common Stock Statistics					
Dividends paid per share	$ 1.36	$ 1.33	$ 1.33	$ 1.33	$ 1.33
Book value	$ 18.31	$ 17.56	$ 15.19	$ 14.29	$ 13.75
Market price – year end	$ 36.29	$ 40.00	$ 26.79	$ 26.51	$ 24.19
Price/earnings ratio – year end	13.6	13.9	11.4	15.2	15.2
Basic average shares outstanding (millions)	91.7	91.0	90.3	88.0	81.8
Diluted average shares outstanding (millions)	92.5	92.1	90.8	88.5	82.1
Actual shares outstanding (millions)	91.8	91.2	90.6	90.0	87.4
Number of shareowners	23,983	25,198	26,369	30,961	31,980
Capitalization Ratios [2]					
Common equity	55.5%	54.3%	50.5%	46.9%	44.7%
Long-term debt	44.5%	45.7%	49.5%	53.1%	55.3%
Miscellaneous Statistics					
Electric customers	762,234	754,840	745,493	735,008	725,470
Mwh sales (millions)	27.1	26.4	26.1	24.8	25.1
Mw generating capability – year end (thousands)	6.2	6.1	6.1	6.1	5.7
Mw peak demand (thousands)	6.3	6.5	6.1	5.8	6.0
Fuel mix (generation only, by kwh generated)					
Natural gas	36%	33%	30%	30%	22%
Coal	62%	67%	70%	70%	78%
Wind	2%	–%	–%	–%	–%
Cost per million Btu					
Natural gas	$ 6.77	$ 7.10	$ 8.76	$ 6.57	$ 6.46
Coal	$ 1.10	$ 1.10	$ 0.98	$ 1.00	$ 0.93
Weighted average	$ 3.13	$ 2.98	$ 3.21	$ 2.69	$ 2.27
New gas well connects (includes wells behind central receipt points) [3]	374	362	–	–	–
New gas well connects (excludes wells behind central receipt points)	178	206	223	192	200
Total gas throughput volumes (trillion Btu/day)	1.52	1.44	1.31	1.23	1.31
Total natural gas processed (trillion Btu/day)	0.57	0.54	0.52	0.50	0.41
Total natural gas liquids sold (million gallons)	385	371	302	279	225
Average sales price per gallon	$ 1.048	$ 0.902	$ 0.873	$ 0.720	$ 0.595

1 Amounts for 2005 and 2004 were restated for discontinued operations related to the sale of Enogex assets in May 2006. Amounts for year 2003 have not been restated for discontinued operations since this information is not available as the Company's financial records were not maintained in a manner to provide this information for years prior to 2004.

2 Capitalization ratios = [Stockholders' equity/(Stockholders' equity + Long-term debt + Long-term debt due within one year)] and [(Long-term debt + Long-term debt due within one year)/(Stockholders' equity + Long-term debt + Long-term debt due within one year)].

3 Includes wells behind central receipt points (as reported to us by third parties). This information is not available for years prior to 2006 as the Company's books and records were not maintained in a manner to provide this information for years prior to 2006.

Investor information

The annual meeting of shareowners is scheduled for 10 a.m. Thursday, May 22, 2008, at the National Cowboy & Western Heritage Museum, 1700 NE 63rd St., Oklahoma City. The Board of Directors will request proxies for this meeting and statements will be mailed to shareowners on or about April 2, 2008.

The New York Stock Exchange lists OGE Energy Corp. common stock for trading under the symbol OGE. Quotes appear in daily newspapers where the common stock is listed as "OGE Engy" in the New York Stock Exchange table.

New York Stock Exchange
OGE Energy Corp.
Common stock

A copy of the Annual Report to the Securities and Exchange Commission, Form 10-K, will be furnished without charge to any shareowner upon written request by contacting:

OGE Energy Corp.
Treasurer's Office, MC-1109
P.O. Box 321
Oklahoma City, OK 73101-0321

This plan offers a convenient and economical way to purchase OGE Energy Corp. common stock. To enroll, investors are required to make a minimum initial investment of $250. Once enrolled, participants may make optional investments from at least $25 per investment up to a maximum of $100,000 per year. Additional investments may be made electronically via Internet account access. Participants may choose to have all or any portion of their dividends reinvested. Additional features of the plan include: certificate safekeeping, automatic monthly investments and direct deposit of dividends. Online enrollment and plan materials are available on the Internet at www.oge.com or a prospectus and enrollment packet may be obtained by calling 1-866-353-7849. Please read the prospectus thoroughly before enrolling in the plan.

Shareowners with questions or in need of assistance concerning their OGE stock accounts should contact OGE's registrar, stock plan administrator, transfer agent, and dividend disbursing agent:

BNY Mellon Shareowner Services
P.O. Box 358035
Pittsburgh, PA 15252-8035
Phone toll free: 1-888-216-8114
Internet account access:
www.bnymellon.com/shareowner/isd
or www.oge.com

Shareowners may have their dividends deposited directly into their checking, savings or money market accounts. To take advantage of this service, please contact the registrar.

Annual reports are typically mailed for each separate shareowner registration. To eliminate duplicate mailings please contact the registrar.

Shareowners with questions and comments may contact Don Kilby, coordinator, shareowner relations at (405) 553-3211. Analysts, brokers and institutional investors may contact Todd Tidwell, manager, investor relations, at (405) 553-3966.

All of OGE Energy Corp.'s corporate governance material, including codes of conduct, guidelines for corporate governance and committee charters, is available for public viewing on the OGE Energy web site at www.oge.com under the heading "Investors," "Corporate Governance." OGE Energy Corp.'s corporate governance material also is available upon request sent to OGE Energy Corp.'s Corporate Secretary.

The Company has filed the Section 302 Chief Executive Officer ("CEO") and Chief Financial Officer certifications as exhibits to its 2007 Form 10-K. The Company also has filed the 2007 Section 303A.12(a) CEO certification to the New York Stock Exchange in May 2007.

 Printed with vegetable-based inks on recycled paper.
OGE Energy Corp. is an equal opportunity employer.

OGE Energy Corp. employees are consistently generous contributors to the United Way. In 2007, our company's employees pledged more than $727,000 to United Way campaigns in communities where they live and work.

Design: Coates and Coates. Printing: Southwestern.

P.O. Box 321 Oklahoma C ty. Ok ahoma 7· ·· (32· 405) 553-3000



END